

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 25, 2010

Harry Zimmerman
Chief Financial Officer
Pet DRx Corporation
215 Centerview Drive, Suite 360
Brentwood, TN 37027

>   **Re: Pet DRx Corporation**
>   **Form 10-Q for the Quarter ended September 30, 2009**
>   **File No. 001-34085**
>   **Filed November 16, 2009**

Dear Mr. Zimmerman:

   We have reviewed your filing and response material and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Quarter ended September 30, 2009

General

1.   Please submit in letter form and as correspondence on EDGAR the response material you provided on February 27, 2010 and March 5, 2010, dated consistent with the dates that you originally provided this material. Please also submit your response to the comments in this letter as correspondence on EDGAR.

2.   On March 2, 2010 we advised you during a phone conference that our position continued to be that in order to comply with GAAP you would need to account for the value of the warrant modification that was planned and described in the Form S-3 that you filed on September 4, 2009; and that this would need to be recognized as an expense, understanding that the warrants were held by non-controlling equity owners and had not been issued with debt. We understand that while those warrants have since expired and you are no longer contemplating a

warrant modification, you will adhere to this guidance if you choose to modify
warrants under similar circumstances in the future.

Financial Statements

3.   On March 24, 2010 we advised you during a phone conference that you would
        need to amend your financial statements as of and for the quarter ended
        September 30, 2009, and the nine months then ended, due to your misapplication
        of the guidance in EITF 07-5. We remind you of your obligation to file an Item
        4.02 Form 8-K under Rule 13a-11 of Regulation 13A to apprise investors about
        non-reliance on previously issued financial statements.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments. You may contact me at (202) 551-3686 with any questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief